FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2023

Brazilian Distribution Company

(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,

3142 São Paulo, SP 01402-901

Brazil

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F    X              Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ___ No   X

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Companhia Brasileira de Distribuição (“Company”) hereby informs that, as disclosed by the Company in its Form 12b-25 filed with the Securities Exchange Commission (“SEC”) on May 2, 2023, the Company was unable to file its annual report on Form 20-F for the year ended December 31, 2022 (“2022 Annual Report”) by its original deadline due to the delays it has experienced in concluding certain stages of the transaction to segregate the business of the Company and Almacenes Éxito S.A. (“Éxito”), which was described in material facts previously disclosed to the market. As a result of these delays, the Company is still reviewing the financial information of Éxito, including Éxito’s management’s assessment of internal control over financial reporting.

On May 17, 2023, the Company received a notice from The New York Stock Exchange (“NYSE”) indicating that, for the failure to timely file 2022 Annual Report, the Company is not in compliance with the NYSE’s continued listing requirements under Section 802.01E of the NYSE Listed Company Manual.

The Company expects to file the 2022 Annual Report promptly after the conclusion of its review of the financial information of Éxito.

The Company’s American Depositary Shares (representing common shares) continue to be listed on the NYSE under the symbol “CBD” and, beginning as of the date hereof, the symbol will be assigned an “LF” indicator by the NYSE to signify the Company’s late filing status.

São Paulo, May 23, 2023.

Guillaume Marie Didier Gras

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2023

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Marcelo Pimentel
Name:	Marcelo Pimentel
Title:	Chief Executive Officer

By:	/s/ Guillaume Marie Didier Gras
Name:	Guillaume Marie Didier Gras
Title:	Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file the 2022 Annual Report. The forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 6-K are based on the Company’s management’s current expectations and assumptions, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. There is no guarantee that the expected events, trends or results will actually occur, especially the timing of events may differ materially from those anticipated, expressed or implied by the forward-looking statements in this press release. The statements are based on many assumptions and factors, including, among other things, the timing of the completion of the transaction to segregate the business of the Company and Éxito and the completion of the review the financial information of Éxito, including Éxito’s management’s assessment of internal control over financial reporting, as well as the risk that the completion and filing of the 2022 Annual Report will take longer than expected. The Company undertakes no commitment to update or revise forward-looking statements except as required by law.